FORM 144 POWER OF ATTORNEY

With respect to holdings of and transactions in securities issued by Bandwidth Inc. (the "Company"), the undersigned hereby constitutes and appoints the individuals listed on Schedule A attached hereto and as may be amended from time to time, or any of them signing singly, with full power of substitution and resubstitution, to act as the undersigned's true and lawful attorney-in-fact to:

1. execute for and on behalf of the undersigned an electronic Notice of Proposed Sale of Securities Pursuant to Rule 144 ("Form 144") relating to such sales, in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"); and

2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 144, complete and execute any amendment or amendments thereto, and to timely file the Form 144, and any amendment thereto, with the United States Securities and Exchange Commission (the "Commission") and any stock exchange or similar authority.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution and resubstitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorneys-in-fact substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the requirements of Rule 144 under the Securities Act.

The undersigned attests and agrees that the use of an electronic signature in any authentication document that includes the undersigned signatory's typed, conformed signature, and that is filed with or furnished to the Commission by or on behalf of the undersigned signatory, the Company or any of its affiliates, constitutes the legal equivalent of the undersigned signatory's manual signature for purposes of authenticating the undersigned signatory's signature to any filing or submission for which it is provided.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form 144 with respect to the undersigned's transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

4/23/2025

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this _____ day of _____, 2025.

DocuSigned by:

Devesh Agarwal

7EDC16B0F675488...

Devesh Agarwal

32847.0006 10022419 v1

<u>Schedule A</u>

Individuals Appointed as Attorney-in-Fact with Full Power of Substitution and Resubstitution

1.	Daryl Raiford	Chief Financial Officer
2.	R. Brandon Asbill	General Counsel
3.	Devin Krupka	Assistant Treasurer
4.	Leah Webb	Assistant Secretary
5.	Lorna A. Knick	
6.	Halle Vakani	